TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three and six months ended June 30, 2017 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of August 1, 2017. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine is one of the largest copper mines in North America. Taseko also owns the Florence copper, Aley niobium, Harmony gold and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change	2017	2016	Change
Revenues	99,994	55,090	44,904	204,383	113,273	91,110
Earnings (loss) from mining operations before depletion and amortization*	46,460	(3,164)	49,624	99,887	(3,468)	103,355
Earnings (loss) from mining operations	34,661	(17,302)	51,963	78,511	(31,116)	109,627
Net income (loss)	5,247	(19,384)	24,631	21,726	(20,899)	42,625
Per share - basic (“EPS”)	0.02	(0.09)	0.11	0.10	(0.09)	0.19
Adjusted net income (loss)*	14,305	(19,758)	34,063	29,560	(37,841)	67,401
Per share - basic (“adjusted EPS”)*	0.06	(0.09)	0.15	0.13	(0.17)	0.30
EBITDA*	43,805	(7,858)	51,663	92,950	3,144	89,806
Adjusted EBITDA*	42,820	(7,642)	50,462	90,754	(12,134)	102,888
Cash flows provided by (used for) operations	62,291	(4,211)	66,502	142,056	(8,317)	150,373

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2017	2016	Change	2017	2016	Change
Tons mined (millions)	21.1	26.2	(5.1)	42.9	47.7	(4.8)
Tons milled (millions)	7.5	7.2	0.3	14.8	14.7	0.1
Production (million pounds Cu)	39.4	30.6	8.8	80.6	59.5	21.1
Sales (million pounds Cu)	40.7	30.3	10.4	81.5	60.8	20.7

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Second Quarter Highlights

  Earnings from mining operations before depletion and amortization* were $46.5 million;

  Cashflow from operations was $62.3 million for the second quarter;

  Adjusted net income* for the quarter was $14.3 million (or $0.06 per share) and net income was $5.2 million (or $0.02 per share);

  Site operating costs, net of by-product credits* were US$0.97 per pound produced, down 44% from the second quarter of 2016;

  The Gibraltar Mine produced 39.4 million pounds of copper and 0.8 million pounds of molybdenum (100% basis) at a total operating cost (C1)* of US$1.31 per pound;

  Total sales for the second quarter were 40.7 million pounds of copper and 0.8 million pounds of molybdenum;

  On April 12, 2017, the Company announced that a new long-term agreement was ratified by its unionized employees at Gibraltar. The new agreement will be in place until May 31, 2021;

  On June 14, 2017, the Company completed an offering of US$250 million aggregate principal amount of 8.75% senior secured notes due 2022. The Company used the net proceeds of the offering and $72 million of its existing cash balance, to fund the redemption of its US$200 million senior notes due 2019 and to repay its senior secured credit facility (due March 2019) and the related copper call option;

  Long-term debt and other financial liabilities have been reduced by $63 million during the first six months of 2017, and the maturity date of long-term debt has been extended from 2019 to 2022; and

  The Company’s cash balance at June 30, 2017 was $97 million, which was after the $72 million used for the debt refinancing.

Subsequent Events

  On July 18, 2017, the Company received approval from the Province of British Columbia to undertake a site investigation program to conduct exploratory work at the New Prosperity Gold-Copper project site. The Notice of Work (“NOW”), which is a multi-year permit, will allow the Company to gather information for the purpose of advancing mine permitting under the British Columbia Mines Act; and

  For the past four weeks, uncontrolled wildfires resulted in evacuation orders for a number of communities in the Cariboo where most of our Gibraltar employees reside. These evacuation orders have affected the complement of personnel who operate Gibraltar, and access to and from the mine was also significantly curtailed during this period. This has resulted in reduced production for periods of time as well as a complete mine shutdown for several days during July. Mining and milling operations are beginning to return to normal as some evacuation orders have been lifted over the past week. Third quarter copper sales volumes are expected to be up to 10% lower than the second quarter of 2017.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Tons mined (millions)	21.1	21.8	18.5	21.5	26.2
Tons milled (millions)	7.5	7.3	7.3	7.4	7.2
Strip ratio	2.8	2.4	1.1	1.0	2.4
Site operating cost per ton milled (CAD$)	$7.67	$8.59	$9.13	$9.47	$9.67
Copper concentrate
Grade (%)	0.309	0.328	0.319	0.259	0.252
Recovery (%)	85.2	85.9	87.0	85.9	84.1
Production (million pounds Cu)	39.4	41.3	40.7	33.1	30.6
Sales (million pounds Cu)	40.7	40.8	40.4	29.8	30.3
Inventory (million pounds Cu)	4.6	5.9	5.6	5.4	2.1
Molybdenum concentrate
Production (thousand pounds Mo)	789	866	764	185	-
Sales (thousand pounds Mo)	794	859	798	105	-
Per unit data (US$ per pound produced)*
Site operating costs*	$1.08	$1.15	$1.23	$1.64	$1.77
By-product credits*	(0.11)	(0.15)	(0.11)	(0.06)	(0.03)
Site operating costs, net of by-product credits*	$0.97	$1.00	$1.12	$1.58	$1.74
Off-property costs	0.34	0.33	0.36	0.31	0.33
Total operating costs (C1)*	$1.31	$1.33	$1.48	$1.89	$2.07

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Second quarter results

Copper head grade at Gibraltar was 0.309% in the second quarter. Copper recovery for the quarter was 85% and was negatively impacted due to periodic occurrences of oxidized ore. Combined with strong mill throughput of 7.5 million tons of ore, the mine produced 39.4 million pounds of copper.

A total of 21.1 million tons were mined during the quarter at a strip ratio of 2.8 to 1. Waste stripping costs of $18.2 million (75% basis) were capitalized in the quarter primarily related to the Granite pit. During the quarter, approximately 1.9 million ore tons milled was drawn from the ore stockpile as planned. Site operating cost per ton milled* was $7.67 in the second quarter of 2017, which is lower than recent quarters due to the increased capitalization of stripping costs.

Site operating costs per pound produced* decreased to US$1.08 in the second quarter of 2017 from US$1.15 in the first quarter of 2017.

The molybdenum circuit continued to operate at design capacity in the period. A total of 0.8 million pounds of molybdenum were produced, with recoveries averaging 48%.

By-product credits per pound produced* decreased to US$0.11 in the second quarter of 2017 from US$0.15 in the first quarter of 2017. The decrease was a result of negative provisional price adjustments for molybdenum and lower molybdenum sales volume in the second quarter.

Off-property costs per pound produced* were US$0.34 for the second quarter of 2017, which is consistent with recent periods.

Total operating costs (C1) per pound* decreased to US$1.31, a 67% reduction from the second quarter of 2016 due to increased copper production, higher molybdenum by-product credits due to the restart of the moly circuit in September 2016, and increased capitalized stripping costs in the current period.

GIBRALTAR OUTLOOK

Overall, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs. Copper prices have continued to strengthen in the third quarter of 2017, increasing to US$2.86 per pound. as of August 1, 2017, which is 11% higher than the average LME copper price during the second quarter.

A weak Canadian dollar contributes to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars. The Canadian dollar strengthened by approximately 2% during the second quarter of 2017, and has strengthened by a further 3% since June 30, 2017.

For the past four weeks, uncontrolled wildfires resulted in evacuation orders for a number of communities in the Cariboo where most of our Gibraltar employees reside. These evacuation orders have affected the complement of personnel who operate Gibraltar, and access to and from the mine was also significantly curtailed during this period. This has resulted in reduced production for periods of time as well as a complete mine shutdown for several days during July. Mining and milling operations are beginning to return to normal as some evacuation orders have been lifted over the past week. Third quarter copper sales volumes are expected to be up to 10% lower than the second quarter of 2017.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. During the second quarter of 2017, total expenditure of $4.6 million was incurred on the Florence Copper, Aley and New Prosperity projects. Taseko will continue to take a prudent approach to spending on development projects.

Florence Copper

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. On February 28, 2017, the NI 43-101 technical report documenting these results was filed on www.sedar.com.

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated solvent extraction and electrowinning plant.

New Prosperity

On July 18, 2017, Taseko received approval from the Province of British Columbia to undertake a site investigation program to conduct exploratory work at the New Prosperity project site. The Province issued a Notice of Work, which is a multi-year permit from the Ministry of Energy & Mines that allows the Company to gather information for the purpose of advancing mine permitting under the British Columbia Mines Act.

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project.

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles. A decision is expected from the court within six to nine months.

ANNUAL GENERAL MEETING

The Company’s Annual General Meeting was held on June 8, 2017 and shareholders voted in favour of all items of business before the meeting, including the election of all director nominees. Detailed voting results for the 2017 Annual General Meeting are available on SEDAR at www.sedar.com.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

MARKET REVIEW

The global economic uncertainty has led to significant copper price volatility over short periods of time. The U.S. trade policies, Chinese economic demand, copper supply disruptions, and interest rate expectations have all contributed to the recent volatility.

The average price of London Metals Exchange (“LME”) copper was US$2.57 per pound in the second quarter of 2017, which was 3% lower than the first quarter of 2017 and about 20% higher than the second quarter of 2016. Management believes that the market will continue to benefit from improving global copper demand and tight mine supply going forward.

The Company’s agreement for sale of molybdenum concentrate specifies molybdenum pricing based on the published Platts metals reports. The Platts molybdenum average pricing was US$8.00 per pound in the second quarter of 2017, which was slightly higher than the first quarter of 2017.

Approximately 80% of the Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar strengthened by approximately 2% during the second quarter of 2017 and has strengthened by a further 3% since June 30, 2017.

FINANCIAL PERFORMANCE

Earnings

The Company’s net income was $5.2 million ($0.02 income per share) for the three months ended June 30, 2017, compared to a net loss of $19.4 million ($0.09 loss per share) for the same period in 2016. The increase in net income was primarily due to higher copper prices, higher copper sales volume, lower production costs, as well as revenue from the sale of molybdenum concentrate.

The Company realized net income of $21.7 million ($0.10 income per share) for the six months ended June 30, 2017, compared to a net loss of $20.9 million ($0.09 loss per share) for the same period in 2016. The increase in net income in the current six month period was primarily due to improved operating margins at the Gibraltar Mine, partially offset by increased finance expenses associated with the refinancing of long-term debt, derivative losses, and changes in unrealized foreign exchange gains on the Company’s US dollar denominated debt.

Earnings from mining operations before depletion and amortization* was $46.5 million and $99.9 million, respectively, for the three and six months ended June 30, 2017, compared to a loss of $3.2 million and $3.5 million, respectively, for the same prior periods in 2016. The increase in earnings from mining operations was a result of higher copper and molybdenum revenues and lower production costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2017	2016	Change	2017	2016	Change
Net earnings (loss)	5,247	(19,384)	24,631	21,726	(20,899)	42,625
Unrealized (gain) loss on copper put options	373	(163)	536	425	-	425
Loss on copper call option	4,891	453	4,438	6,305	991	5,314
Unrealized foreign exchange gain	(6,249)	(2,052)	(4,197)	(8,926)	(21,677)	12,751
Loss on settlement of long-term debt	13,102	-	13,102	13,102	-	13,102
Other non-recurring expenses	-	1,978	(1,978)	-	5,408	(5,408)
Estimated tax effect of adjustments	(3,059)	(590)	(2,469)	(3,072)	(1,664)	(1,408)
Adjusted net income (loss) *	14,305	(19,758)	34,063	29,560	(37,841)	67,401

*Non-GAAP performance measure. See page 21 of this MD&A.

In the three and six months ended June 30, 2017, the Canadian dollar strengthened in comparison to the prior period ends resulting in an unrealized foreign exchange gains of $6.2 million and $8.9 million, respectively. The unrealized foreign exchange gains were primarily driven by the translation of the Company’s US dollar denominated debt.

Loss on settlement of long-term debt of $13.1 million in 2017 relates to the write-off of deferred financing costs and additional interest expense incurred upon the settlement of the senior notes and the senior secured credit facility in June 2017.

The other non-recurring expenses in 2016 relates to special shareholder meeting costs and other non-recurring financing costs. For the six months ended June 30, 2016, the Company incurred total costs of $4.8 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2017	2016	Change	2017	2016	Change
Copper contained in concentrate	103,232	59,929	43,303	209,503	123,510	85,993
Molybdenum concentrate	5,850	-	5,850	13,255	-	13,255
Silver	493	926	(433)	1,260	1,842	(582)
Total gross revenue	109,575	60,855	48,720	224,018	125,352	98,666
Less: treatment and refining costs	(9,581)	(5,765)	(3,816)	(19,635)	(12,079)	(7,556)
Revenue	99,994	55,090	44,904	204,383	113,273	91,110

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate *	29,427	21,921	7,506	58,931	43,957	14,974
Average realized copper price (US$ per pound)	2.61	2.13	0.48	2.67	2.13	0.54
Average LME copper price (US$ per pound)	2.57	2.15	0.42	2.61	2.13	0.48
Average exchange rate (US$/CAD)	1.34	1.29	0.05	1.33	1.33	-

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the three and six months ended June 30, 2017 increased by $43.3 million and $86.0 million, respectively, compared to the same periods in 2016, primarily due to an increase in copper sales volumes and higher realized copper prices.

During the three and six months ended June 30, 2017, revenues include $1.7 million and $5.2 million, respectively, of favorable adjustments to provisionally priced copper concentrate. The provisional pricing adjustments contribute US$0.04 and US $0.06 per pound, respectively, to the average realized copper price for the three and six months ended June 30, 2017.

The molybdenum circuit was idled in the third quarter of 2015 and restarted in September 2016, and therefore no molybdenum revenues were generated in the comparative periods.

Cost of sales
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2017	2016	Change	2017	2016	Change
Site operating costs	43,044	52,409	(9,365)	90,194	106,216	(16,022)
Transportation costs	5,492	4,012	1,480	10,709	7,605	3,104
Changes in inventories of finished goods and
ore stockpile	4,998	1,833	3,165	3,593	2,920	673
Production costs	53,534	58,254	(4,720)	104,496	116,741	(12,245)
Depletion and amortization	11,799	14,138	(2,339)	21,376	27,648	(6,272)
Cost of sales	65,333	72,392	(7,059)	125,872	144,389	(18,517)
Site operating costs per ton milled*	$7.67	$9.67	$(2.00)	$8.13	$9.63	$(1.50)

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Site operating costs for the three and six months ended June 30, 2017 decreased by 18% and 15%, respectively, from the same periods in 2016. The reduction in site operating costs was due to increased costs being allocated to capitalized stripping due to the waste stripping activity in the Granite and Pollyanna pits. The increased allocation of costs to capitalized stripping is a result of waste stripping in a new section of the Granite pit, in accordance with the mine plan.

Depletion and amortization for three and six months ended June 30, 2017 decreased by 17% and 23% compared to the same periods in 2016, primarily due to the decreased amortization of capitalized stripping costs in the period.

Other operating (income) expenses
	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2017	2016	Change	2017	2016	Change
General and administrative	2,590	3,030	(440)	7,760	6,851	909
Share-based compensation	152	385	(233)	3,442	1,993	1,449
Exploration and evaluation	484	590	(106)	959	1,249	(290)
Realized loss on copper put options	430	513	(83)	585	1,004	(419)
Unrealized (gain) loss on copper put options	373	(163)	536	425	-	425
Loss on copper call option	4,891	453	4,438	6,305	991	5,314
Other operating expenses (income):
Special shareholder meeting costs	-	1,978	(1,978)	-	4,792	(4,792)
Other financing costs	-	-	-	-	616	(616)
Other income	(322)	(256)	(66)	(546)	(749)	203
	8,598	6,530	2,068	18,930	16,747	2,183

General and administrative costs have decreased for the three months ended June 30, 2017 compared to the same period in 2016 due primarily to the timing of consulting and legal expenses.

General and administrative costs have increased for the six months ended June 30, 2017 compared to the same period in 2016 due to a $0.5 million donation to a local hospital, additional legal costs related to the silver stream transaction, and because a portion of executive compensation in the first quarter of 2016 was issued in the form of PSU’s and reported separately as share-based compensation expense.

Share-based compensation increased for the six months ended June 30, 2017, compared to the same period in 2016, primarily due to valuation adjustments for deferred share units and performance share units at June 30, 2017, reflecting an increase in the Company’s share price. More information is set out in Note 15 of the June 30, 2017 unaudited condensed consolidated interim financial statements.

Exploration and evaluation costs for the three and six months ended June 30, 2017, represent costs associated with the New Prosperity project.

During the second quarter of 2017, the Company recognized a realized loss of $0.4 million from copper put options, which relates to copper put options that settled out-of-the-money.

In June 2017, the Company settled the copper call option obligation with a payment of $15.7 million to the senior secured credit facility lender. The loss on the copper call option for the three and six months ended June 30, 2017 was $4.9 million and $6.3 million, respectively.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

During the six months ended June 30, 2016, the Company incurred total costs of $4.8 million on legal and other advisory costs associated with a special shareholder meeting, a proxy contest and related litigation, and $0.6 million on other non-recurring financing costs.

Finance income and expenses

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2017	2016	Change	2017	2016	Change
Interest expense	7,628	6,601	1,027	15,114	12,781	2,333
Accretion of PER	589	579	10	1,137	1,234	(97)
Loss on settlement of long-term debt	13,102	-	13,102	13,102	-	13,102
	21,319	7,180	14,139	29,353	14,015	15,338

Finance expenses for the three and six months ended June 30, 2017 increased by $14.1 million and $15.3 million, respectively, compared to the same periods in 2016, due primarily to the refinancing of the Company’s long-term debt. As part of a refinancing completed in June 2017, the Company redeemed its US$200 million senior notes and repaid its senior secured credit facility. The settlement of long-term debt resulted in a loss of $13.1 million, which includes a write-off of deferred financing costs relating to the settled debt of $9.2 million and additional interest costs of $3.9 million which were paid in lieu of notice to the note holders and senior secured lender.

Finance income is primarily comprised of income earned on the reclamation deposits.

Income tax

	Three months ended			Six months ended
	June 30,			June 30,
(Cdn$ in thousands)	2017	2016	Change	2017	2016	Change
Current expense	328	-	328	976	-	976
Deferred expense (recovery)	5,412	(9,944)	15,356	16,791	(19,244)	36,035
	5,740	(9,944)	15,684	17,767	(19,244)	37,011
Effective tax rate	52.2%	33.9%	18.3%	45.0%	47.9%	(2.9%	)
Canadian statutory rate	26%	26%	-	26%	26%	-
B.C. Mineral tax rate	9.62%	9.62%	-	9.62%	9.62%	-

The current tax expense recorded is mainly the estimated B.C. Mineral taxes based on production at the Gibraltar Mine for the period. The deferred tax expense is due to the reversal of certain temporary differences related to the estimated taxable income for the three and six months ended June 30, 2017.

The effective tax rate for the three and six months ended June 30, 2017 was 52.2% and 45.0%, which is higher than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for corporate income tax and British Columbia Mineral Tax purposes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at June 30,	As at December 31,
(Cdn$ in thousands)	2017	2016	Change
Cash and equivalents	97,045	89,030	8,015
Other current assets	70,910	76,297	(5,387)
Property, plant and equipment	763,687	730,208	33,479
Other assets	53,926	53,904	22
Total assets	985,568	949,439	36,129
Current liabilities	43,831	38,641	5,190
Debt:
Senior secured notes	311,995	-	311,995
Senior notes	-	266,435	(266,435)
Senior secured credit facility	-	91,483	(91,483)
Capital leases and secured equipment loans	23,246	31,372	(8,126)
Deferred revenue	39,759	-	39,759
Other liabilities	204,794	182,569	22,225
Total liabilities	623,625	610,500	13,125
Equity	361,943	338,939	23,004
Net debt (debt minus cash and equivalents)	238,196	300,260	(62,064)
Total common shares outstanding (millions)	226.2	221.9	4.3

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total long-term debt decreased by $54.0 million in the first six months of 2017, due to the refinancing transactions during the second quarter of 2017, repayments of capital leases and equipment loans, and foreign exchange adjustments on the Company’s US dollar denominated debt. The refinancing included the repayment of $356.6 million for the senior notes and the senior secured credit facility, settlement of accrued interest on the senior secured credit facility, partially offset by the $317.7 million net proceeds from issuance of senior secured notes. The Company’s net debt has decreased by $62.1 million in the first six months of 2017 primarily due to cash proceeds from the sale of a silver stream to Osisko Gold Royalties Ltd. (“Osisko”) and cash flow generated from mining operations.

Deferred revenue relates to the US$33 million advance payment received in March 2017 from Osisko for the sale of future silver production.

The change in the provision for environmental rehabilitation is driven by changes in inflation and discount rates and a change in estimated costs. At June 30, 2017, the Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates was 2.1% compared to 2.3% rate at December 31, 2016. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other liabilities increased to $204.8 million mainly due to the increase to deferred and other tax liabilities, increase in the provision for environmental rehabilitation (“PER”), increase in the deferred share unit liability, partially offset by the settlement of the derivative copper call option liability associated with the senior secured credit facility.

As at August 1, 2017, there were 226,228,134 common shares outstanding. In addition, there were 11,300,000 stock options and 3,000,000 warrants outstanding at August 1, 2017. More information on these instruments and the terms of their exercise is set out in Notes 13 and 15 of the June 30, 2017 unaudited condensed consolidated interim financial statements.

Liquidity, cash flow and capital resources

During the first six months of 2017 the Company generated $102 million of positive cashflow from operating and investing activities, which is a result of strong operating results at the Gibraltar Mine and also includes $44 million of cash proceeds from the sale of a silver stream to Osisko. A portion of this cashflow was used to reduce long-term debt and other financial liabilities, as part of a refinancing completed on June 14, 2017. The Company used $72 million of cash on hand along with the net proceeds from an offering of US$250 million senior secured notes due 2022 to redeem its US$200 million senior notes due 2019, to repay its senior secured credit facility (due March 2019) and to cancel the related copper call option.

As a result, the Company has reduced its long-term debt and other financial liabilities by $63 million during the first six months of 2017 and extended the maturity date of the long-term debt from 2019 to 2022.

At June 30, 2017, the Company had cash and equivalents of $97 million (December 31, 2016 - $89 million), as the Company maintained a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business.

Cash flow provided by operations during the three months ended June 30, 2017 was $62.3 million compared to a cash outflow of $4.2 million for the same period in 2016. Operating cash flows in the second quarter of 2017 benefited from earnings from mining operations and positive non-cash working capital adjustments of $20.5 million, which primarily relates to a $14.4 million decrease in accounts receivable.

Cash used for investing activities during the three months ended June 30, 2017 was $24.9 million compared to cash outflow of $4.3 million for the same period in 2016. Investing activities in the second quarter of 2017 included $18.1 million for capitalized stripping costs, $2.2 million incurred on other capital expenditures for Gibraltar, $4.2 million in development costs for the Florence and Aley projects, and $0.5 million for the purchase of copper put options.

Cash used for financing activities during the three months ended June 30, 2017 includes $356.6 million repayment of the senior notes and the senior secured credit facility, $15.7 million to settle the copper call option, payments for capital leases and equipment loans totaling $4.5 million, and $28.3 million of interest payments, partially offset by the $317.7 million net proceeds from issuance of senior secured notes and proceeds of $0.1 million from the exercise of stock options.

The Company has a pipeline of development stage projects and additional funding will be required to advance these projects to production. To address future financing requirements, the Company may seek to raise additional capital through debt or equity financings or asset sales (including joint ventures or royalties). The Company may also redeem or repurchase senior secured notes on the market. From time to time, the Company evaluates these alternatives, based on a number of factors including the prevailing market prices of the senior notes, metal prices, our liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially mitigate commodity price risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Purchase and sale agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko, whereby the Company received an upfront cash deposit payment of US$33 million for all of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream purchase and sale agreement with Osisko, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share.

Senior secured notes

In June 2017, the Company completed an offering of US$250 million aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.75%, payable semi-annually on June 15 and December 15, commencing on December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9.2 million resulting in net proceeds from the offering of $317.7 million (US$240.6 million). The net proceeds were used, along with cash on hand, to redeem the senior notes and to repay the senior secured credit facility and to settle the related copper call option.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to June 15, 2019, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until June 15, 2019, the Company may redeem up to 35% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.750%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior unsecured notes. On June 14, 2017, the senior unsecured notes were redeemed at 100% of par value plus accrued interest to the redemption date for a total cost of $269.2 million (US$203.8 million).

The unsecured notes were scheduled to mature on April 15, 2019 and were bearing interest at a fixed annual rate of 7.75%, payable semi-annually. The notes were unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees were, in turn, guaranteed by the Company. The notes were redeemable by the Company at par value after April 2017.

Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest was payable upon maturity of the Facility on March 29, 2019. The Facility was repayable at any time without penalty and did not impose any off-take obligations on the Company.

The Facility was secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility was subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million.

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46.4 million (US$33.2 million) were used to repay an existing secured loan and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47.2 million (US$36.8 million) was drawn during the second quarter of 2016. On June 14, 2017, the Facility plus all accrued interest was fully repaid for $104.9 million (US$79.4 million).

Upon entering into the Facility in January 2016, the Company issued a call option to the lender for 7,500 tonnes of copper with a strike price of US$2.04 per pound. The call option was to mature in March 2019 with an amount then payable to the lender based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. On June 14, 2017 the Company settled the copper call option obligation with a payment to the lender of $15.7 million (US$11.9 million), based on the cancellation pay-out amount defined in the Facility agreement.

Upon entering into the Facility, the Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share. These warrants were exercised by the lender during the three month period ended March 31, 2017 for proceeds of $2.0 million to the Company.

The Company had incurred total deferred debt financing costs of $11.3 million, which included the initial fair value of the copper call option, warrants and other transaction costs. These costs were initially deferred and were being amortized over the life of the loan using the effective interest rate method. The remaining deferred costs were expensed on repayment in June 2017.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the second quarter of 2017, the Company spent $0.5 million to purchase copper put options. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At August 1, 2017
Copper put options	10 million lbs	US$2.40 per lb	Q3 2017	$0.3 million
Copper put options	30 million lbs	US$2.70 per lb	Q4 2017 and Q1 2018	$2.0 million

Commitments and contingencies

Commitments

At June 30, 2017, the Company has committed to a capital expenditure of $12 million for mine haul trucks and this equipment is expected to be acquired under capital leases during the third quarter of 2017.

Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $7.7 million as at June 30, 2017.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2017		2016				2015
(Cdn$ in thousands,	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
except per share amounts)
Revenues	99,994	104,389	94,628	55,964	55,090	58,183	61,412	80,067
Net earnings (loss)	5,247	16,479	5,113	(15,610)	(19,384)	(1,515)	(23,441)	(17,722)
Basic EPS	0.02	0.07	0.02	(0.07)	(0.09)	(0.01)	(0.10)	(0.08)
Adjusted net earnings (loss) *	14,305	15,254	16,404	(10,423)	(19,758)	(18,083)	(13,112)	(1,586)
Adjusted basic EPS *	0.06	0.07	0.07	(0.05)	(0.09)	(0.08)	(0.06)	(0.01)
EBITDA *	43,805	49,145	32,312	4,064	(7,858)	11,002	(9,162)	3,395
Adjusted EBITDA *	42,820	47,934	44,477	9,285	(7,642)	(4,492)	1,415	19,514

(US$ per pound, except where indicated)
Realized copper price *	2.61	2.72	2.54	2.15	2.13	2.12	2.01	2.26
Total operating costs *	1.31	1.33	1.48	1.89	2.07	2.11	1.85	1.76
Copper sales (million pounds)	30.5	30.6	30.3	22.4	22.8	22.9	25.0	30.4

*Non-GAAP performance measure. See page 21 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.5 of the 2016 annual consolidated financial statements and Note 2 of the June 30, 2017 condensed consolidated interim financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other deferred tax assets and deferred revenue determination.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based compensation program (refer to Note 15 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended		Six months ended
		June 30,		June 30,
(Cdn$ in thousands, except per share amounts)	2017	2016	2017	2016
Salaries and benefits	808	1,468	3,472	3,490
Post-employment benefits	373	165	746	564
Share-based compensation	130	384	3,350	3,009
	1,311	2,017	7,568	7,063

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended June 30, 2017, the Company incurred total costs of $0.4 million (Q2 2016: $0.4 million) in transactions with HDSI. Of these, $0.2 million (Q2 2016: $0.2 million) related to administrative, legal, exploration and tax services, $0.2 million related to reimbursements of office rent costs (Q2 2016: $0.2 million), and $0.1 million (Q2 2016: $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

For the six month period ended June 30, 2017, the Company incurred total costs of $0.8 million (2016: $0.8 million) in transactions with HDSI. Of these, $0.4 million (2016: $0.4 million) related to administrative, legal, exploration and tax services, $0.3 million related to reimbursements of office rent costs (2016: $0.3 million), and $0.1 million (2016: $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. Byproduct credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016	2017	2016
Cost of sales	65,333	72,392	125,872	144,389
Less:
Depletion and amortization	(11,799)	(14,138)	(21,376)	(27,648)
Net change in inventory	(4,998)	(1,833)	(3,593)	(2,920)
Transportation costs	(5,492)	(4,012)	(10,709)	(7,605)
Site operating costs	43,044	52,409	90,194	106,216
Less by-product credits:
Molybdenum, net of treatment costs	(4,335)	-	(10,142)	-
Silver, excluding amortization of deferred revenue	(82)	(926)	(530)	(1,842)
Site operating costs, net of by-product credits	38,627	51,483	79,522	104,374
Total copper produced (thousand pounds)	29,531	22,973	60,474	44,588
Total costs per pound produced	1.31	2.24	1.31	2.34
Average exchange rate for the period (CAD/USD)	1.34	1.29	1.33	1.33
Site operating costs, net of by-product credits (US$ per pound)	0.97	1.74	0.99	1.76
Site operating costs, net of by-product credits	38,627	51,483	79,522	104,374
Add off-property costs:
Treatment and refining costs of copper concentrate	8,066	5,765	16,522	12,079
Transportation costs	5,492	4,012	10,709	7,605
Total operating costs	52,185	61,260	106,753	124,058
Total operating costs (C1) (US$ per pound)	1.31	2.07	1.32	2.09

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized gains/losses on copper put options;
  Unrealized foreign currency gains/losses;
  Loss on settlement of long-term debt; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands, except per share amounts)	2017	2016	2017	2016
Net income (loss)	5,247	(19,384)	21,726	(20,899)
Unrealized (gain) loss on copper put options	373	(163)	425	-
Loss on copper call option	4,891	453	6,305	991
Unrealized foreign exchange gain	(6,249)	(2,052)	(8,926)	(21,677)
Loss on settlement of long-term debt	13,102	-	13,102	-
Other non-recurring expenses*	-	1,978	-	5,408
Estimated tax effect of adjustments	(3,059)	(590)	(3,072)	(1,664)
Adjusted net income (loss)	14,305	(19,758)	29,560	(37,841)
Adjusted EPS	0.06	(0.09)	0.13	(0.17)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  Unrealized gains/losses on copper put options;
  Loss on copper call option;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
($ in thousands)	2017	2016	2017	2016
Net income (loss)	5,247	(19,384)	21,726	(20,899)
Add:
Depletion and amortization	11,799	14,136	21,376	27,733
Amortization of share-based compensation expense	170	406	3,529	2,047
Finance expense	21,319	7,180	29,353	14,015
Finance income	(470)	(252)	(801)	(508)
Income tax expense (recovery)	5,740	(9,944)	17,767	(19,244)
EBITDA	43,805	(7,858)	92,950	3,144
Adjustments:
Unrealized (gain) loss on copper put options	373	(163)	425	-
Loss on copper call option	4,891	453	6,305	991
Unrealized foreign exchange gain	(6,249)	(2,052)	(8,926)	(21,677)
Other non-recurring expenses*	-	1,978	-	5,408
Adjusted EBITDA	42,820	(7,642)	90,754	(12,134)

*	Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands)	2017	2016	2017	2016
Earnings (loss) from mining operations	34,661	(17,302)	78,511	(31,116)
Add:
Depletion and amortization	11,799	14,138	21,376	27,648
Earnings (loss) from mining operations before depletion and amortization	46,460	(3,164)	99,887	(3,468)

Site operating costs per ton milled

	Three months ended		Six months ended
	June 30,		June 30,
(Cdn$ in thousands, except per ton milled amounts)	2017	2016	2017	2016
Site operating costs (included in cost of sales)	43,044	52,409	90,194	106,216

Tons milled (thousands) (75% basis)	5,611	5,417	11,100	11,024
Site operating costs per ton milled	$7.67	$9.67	$8.13	$9.63